May 17, 2011

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mark P. Shuman
Evan Jacobson
Kathleen Collins
Melissa Feider

Re:	LinkedIn Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed May 9, 2011
File No. 333-171903

Ladies and Gentlemen:

On behalf of LinkedIn Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 10, 2011, relating to the Company’s Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-171903) filed with the Commission on May 9, 2011(“Amendment No. 4”), as well as comments received in our subsequent discussions with the Staff.

On behalf of the Company, we have filed via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 5 (against Amendment No. 4). Amendment No. 5, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 5, as applicable.

Principal and Selling Stockholders, page 121

1.	Footnote 17 states that Mr. Krupka has shared voting or dispositive power over the shares held by Bain Capital Venture Integral Investors, LLC, and disclaims beneficial ownership of such shares “except to the extent of his pecuniary interests therein.” Revise to disclose the remaining persons who share voting and dispositive power over the shares. For guidance, refer to Question 140.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K. In addition, to the extent you retain the disclaimer, provide a legal analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Securities and Exchange Commission

May 17, 2011

In response to the Staff’s comment, we have revised page 124 of Amendment No. 5 to clarify that no other persons share voting and dispositive power over the shares and to remove the disclaimer of beneficial ownership with respect to the shares.

2.	Footnote 19 states that Goldman, Sachs & Co. “is a broker-dealer or an affiliate of a broker-dealer.” Please revise footnote 19 to disclose that Goldman, Sachs & Co. is a broker-dealer and is an underwriter for the shares it is selling.

In response to the Staff’s comment and pursuant to our discussions with the Staff, we have revised page 124 of Amendment No. 5 to disclose that Goldman, Sachs & Co. is a broker-dealer and to disclose that the shares were originally acquired by The Goldman Sachs Group in June 2008. In response to an additional comment from the Staff received during our discussions with the Staff, we have also disclosed the natural person who currently has voting and dispositive power over the shares.

3.	Please revise footnote 20 to disclose the members of the investment committee. For guidance, refer to Questions 140.01, 140.02 and 240.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

In response to the Staff’s comment, we have revised page 124 of Amendment No. 5 to disclose the members of the investment committee.

4.	Please revise footnote 30 to disclose the members of the finance committee. For guidance, refer to Questions 140.01, 140.02 and 240.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

In response to the Staff’s comment, we have revised page 125 of Amendment No. 5 to disclose the natural person who currently has voting and dispositive power over the shares.

* * * * *

Securities and Exchange Commission

May 17, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 5 to Katharine A. Martin, Jon C. Avina or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper

Jeffrey D. Saper

Enclosures

cc (w/o encl.):	Jeffrey Weiner
Erika Rottenberg, Esq.
LinkedIn Corporation

Katharine A. Martin, Esq.
Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Esq.
John T. McKenna, Esq.
David Peinsipp, Esq.
Cooley LLP

Timothy de Kay
Deloitte & Touche LLP